Room 4561

	January 24, 2006

Mr. William Y. Tauscher
President and Chief Executive Officer
Artisoft, Inc.
One Memorial Drive
Cambridge, Massachusetts 02142

Re:	Artisoft, Inc.
	Preliminary Information Statement on Schedule 14C filed
January
17, 2006
	File No. 0-19462

Dear Mr. Tauscher:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Preliminary Information Statement on Schedule 14C

1. Please advise us whether the information statement relates to actions taken in lieu of an annual meeting. We note that your actions regarding the election of directors and ratification of accountants are proposals typically raised at an annual meeting. Accordingly, it appears that the actions were taken in lieu of an annual meeting. If so, please be aware of your requirements pursuant to Rule 14c-3 under the Exchange Act to furnish certain information to stockholders and advise us of your intentions to satisfy such requirements. If, pursuant to your amended and restated charter, the company will not have a classified board, please disclose the effect on the current members of the board, such as their terms of office.
Amended and Restated Charter

Description of Amended and Restated Charter, page 30

2. Your prior disclosure of your current charter included information with respect to your classified board of directors and stockholders` meetings, among other things. Your disclosure of your amended and restated charter, however, does not have a parallel discussion. For purposes of clarity, please revise your disclosure to better parallel your description of the material terms of your current charter with that of your amended and restated charter. We further note that your amended and restated charter does not appear to contain any provisions with respect to a classified board of directors.
Please
advise whether such classification has been amended and revise as appropriate.

Material Differences between the Current Charter and the Amended and
Restated Charter, page 31

3. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the to-be-newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares.
Please
also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

5. We note that the amended and restated charter will cause the retirement of the Series A, B and C preferred stock. Your disclosure elsewhere, however, appears to state that your amended and restated charter will effect, among other things, the retirement of Series B and C preferred stock without mention of the Series A preferred stock. Please explain to us the difference in your disclosure and reconcile as appropriate.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Victor B. Zanetti, Esq.
	Quentin Colllin Faust, Esq.
	Andrews Kurth LLP
	1717 Main Street, Suite 3700
	Dallas, Texas 75201
	Telephone: (214) 659-4400
	Facsimile:  (214) 659-4401